

Mail Stop 4561

October 23, 2008

*By U.S. Mail and Facsimile to: (336) 726-9078; (704) 954-3151*

Frances B. Jones
Executive Vice President, General Counsel, Corporate Secretary and
    Chief Corporate Governance Officer
BB&T Corporation
200 West Second Street, 3rd Floor
Winston-Salem, North Carolina 27101

      **Re:    BB&T Corporation**
               **Registration Statement on Form S-4 (Filed September 30, 2008)**
                    **(File No. 333-153747)**
               **Form 10-K for the Fiscal Year Ended December 31, 2007**
               **Form 10-Q for the Quarterly Period Ended March 31, 2008**
               **Form 10-Q for the Quarterly Period Ended June 30, 2008**
                    **(File No. 001-10853)**

Dear Ms. Jones:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

General

1.     Please revise your future Exchange Act filings to address the comments on the registration statement on Form S-4 as applicable.

Cover Page of Prospectus

2.      You state on the cover page of the prospectus that you have not fixed a period of time during which the common stock offered may be offered or sold.  Please confirm, with a view towards revised disclosure, that the company is registering an amount of shares which is reasonably expected to be offered and sold within two years from the effective date of the registration statement.  Refer to Securities Act Rule 415(a)(2).

Risk Factors

General

3.      Several of your risk factors make the statement that "there can be no assurance" that a given event might happen.  Please revise this section to eliminate this type of language.  The point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance.

Changes in national and local economic conditions…, page 3

4.      We note the last sentence in this risk factor regarding the potential increase in charge-offs and provisions for credit losses.  We also note that your charge-offs and provision for credit losses have increased in each of the last four fiscal quarters.  Please revise to address your recent history of charge-offs and provisions for credit losses.

Weakness in the markets for residential or commercial…, page 3

5.      Please discuss the weakness in the markets for residential and commercial real estate in the areas in which you operate and the effects such weakness has had on your business.

Market developments may adversely affect our industry…, page 4

6.      Please revise to address how the market developments you reference in this risk factor have impacted your business.

Exhibit 5

7.      Please delete assumptions (ii) and (iii); they are inappropriate.

8.      Please delete the reference to the resolutions dated August 26, 2008.

Form 10-K for the Fiscal Year Ended December 31, 2007

Item 11.  Executive Compensation

9.      The Compensation Discussion and Analysis should be sufficiently precise to identify material differences in compensation policies with respect to individual named executive officers.  Please refer to Section II.B.1 of Commission Release No. 33-8732A. We note disparities in Mr. Allison's compensation as compared to that of other named executive officers.  In future filings, please discuss how and why Mr. Allison's compensation differs from that of the other named executive officers.  If policies or decisions relating to a named executive officer are materially different from the other officers, this should be discussed on an individualized basis.

Compensation Consultant

10.     You disclose that recommendations of the company's chief executive officer were considered in determining compensation for each of the other named executive officers.  In future filings, please include an expanded discussion of the role of any of the executive officers, including the chief executive officer, in determining executive compensation.  Refer to Item 402(b)(2)(xv) of Regulation S-K.

Item 13.  Certain Relationships and Related Transactions, and Director Independence

Loans to Executive Officers and Directors, page 50 of Definitive Proxy Statement on Schedule 14A

11.     In future filings, please include the complete representations required by Instruction 4(c) to Item 404(a) of Regulation S-K.  In particular, please clarify that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.

Form 10-K for the Fiscal Year Ended December 31, 2007
Forms 10-Q for the Quarterly Periods Ended March 31, 2008 and June 30, 2008

Exhibits 31.1 and 31.2
Section 302 Certifications

12.     We note that paragraph 4 of your certifications included as Exhibits 31.1 and 31.2 to your Forms 10-K and 10-Q contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  In particular, you

have added the word "we" in the first sentence in paragraph 4. In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the

Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Justin Dobbie at (202) 551-3469 or me at (202) 551-3698 with any questions.

Sincerely,


Mark Webb
Legal Branch Chief


cc:     Christopher J. Gyves
        Womble Carlyle Sandridge & Rice, PLLC
        One West Fourth Street
        Winston-Salem, North Carolina 27101